XChange TEC.INC

March 11, 2026

VIA EMAIL

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	XChange TEC.INC Form 20-F for Fiscal Year Ended September 30, 2024 Response dated September 26, 2025 Form 20-F for Fiscal Year Ended September 30, 2025 File No. 001-39111

Ladies and Gentlemen:

This letter is in response to the letter dated March 2, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to XChange TEC.INC (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 20-F for Fiscal Year Ended September 30, 2025

General

1.	Please provide us with your analysis explaining why the sale of ownership in your apartment rental business and subsequent acquisition of insuretech business did not require shareholder approval or registration under Rule 145 of the Securities Act.

Response: Rule 145(a) provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” shall be deemed to be involved, within the meaning of Section 2(3) of the Securities Act of 1933, so far as security holders of a corporation are concerned, where pursuant to statutory provisions of the jurisdiction under which such corporation is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for (1) certain reclassifications of securities, (2) statutory mergers, consolidations, or similar plans of acquisition, or (3) certain transfers of assets in exchange for securities. A key element of Rule 145(a) is whether a plan or agreement is submitted, or required to be submitted, for the vote or consent of security holders under the laws of the jurisdiction where the company is organized. The Company is a Cayman Islands holding company. After consulting with Conyers Dill & Pearman, its special legal counsel as to Cayman Islands law, the Company determined that no shareholder vote was required in connection with the disposal of the apartment rental business or the acquisition of the insuretech business. Accordingly, Rule 145 was not implicated by either transaction.

Signatures, page 107

2.	We note your response to prior comment 13 and that your signatures were included prior to the financials statements. The signatures should appear at the end of the Annual Report on Form 20-F following the included financial statements. Please revise in future filings.

Response: We respectfully advise the Staff that we will revise as required in future filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

[Signature Page Follows]

Very truly yours,

By:	/s/ Jiaxing Chang
Jiaxing Chang
Chief Financial Officer

cc:	Anna Wang, Esq. Robinson & Cole LLP Marc Rivera, Esq. ArentFox Schiff LLP